BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY

[200 Park Avenue

New York, NY 10166]

DEATH BENEFIT RIDER – RETURN OF PREMIUM

This Rider forms a part of the Contract to which it is attached and is effective upon the Issue Date. In case of a conflict with any provision in the Contract, the provisions of this Rider will control. Your election of this Rider is irrevocable. The following amends the “Death Benefit Provisions” of the Contract as follows:

DEATH BENEFIT PROVISIONS

Death Benefit Amount During The Accumulation Period

This provision is amended to provide that the Death Benefit Amount will be the greater of:

(1)	the Account Value; or

(2)	Purchase Payment, reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal.

If a non-natural person owns the Contract, then the Annuitant shall be deemed to be the Owner for purposes of determining the eligibility to purchase this Rider.

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the Death Benefit Amount shall be determined as defined above; however, subsection (2) shall be restated to provide as follows: “the Account Value as of the effective date of the change of Owner, reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal made after such date”.

In the event that the Contract is continued under the “Spousal Continuation During Accumulation Period”, the Death Benefit Amount shall be determined in accordance with (1) or (2) above. Upon contract continuation, the Account Value will be adjusted, if necessary, to an amount equal to the Death Benefit Amount. If an adjustment is needed, an amount equal to the excess of the Death Benefit Amount over the Account Value will be allocated to the Fixed Account.

The Death Benefit Amount is determined as of the end of the Business Day on which we have received both due proof of death and an election for the payment method.

However, if Fixed Account transfer and allocation restrictions are in effect at the time this amount is allocated to the Fixed Account, then on the next Contract Anniversary, this amount (excluding interest earned on such amount) will be transferred out of the Fixed Account into the Shield Option with, in order of priority, the shortest Term, the highest Shield Rate, and the lowest Cap Rate from the Shield Options available unless otherwise directed by You.

Death Benefit Rider Cost

The cost for this Rider will generally be reflected in lower Cap and Step Rates for each Shield Option than if this Rider were not elected. The reduction in the Cap and Step Rates will not exceed the Return of Premium Death Benefit Maximum Cap or Step Rate Reduction, as shown on the Contract Schedule, of the Cap and Step Rates that would have applied if this Death Benefit Rider was not selected. The Cap and Step Rate will never be less than the Minimum Guaranteed Cap/Step Rates shown on the Contract Schedule.

Brighthouse Life Insurance Company of NY has caused this Rider to be signed by its [Secretary].

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[Secretary]

ML-22497 (09/12)